

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 27, 2010

Dr. Roger Crystal
Chief Executive Officer
Lightlake Therapeutics Inc.
54 Baker Street, 6th Floor
London, England
W1U 7BU

> **Re:** **Lightlake Therapeutics Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2009**
> **Filed October 15, 2009**
> **Form 10-K/A for the Fiscal Year Ended July 31, 2009**
> **Filed March 16, 2010**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2010**
> **Filed March 16, 2010**
> **File No. 333-139915**

Dear Dr. Crystal:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended July 31, 2009

Report of Independent Registered Public Accounting Firm, page 6

1. We note your auditor's report on your financial statements for the fiscal year ended July 31, 2009 is dated on January 28, 2009. Please amend your filing to include an audit report that is dated after the end of the fiscal year.

Exhibits 31.1, 31.2 & 32

2.   Please provide updated Rule 13a-14(a)/15d-14(a) and Rule 13a-14(d)/15d-14(d)
        certifications in your amended Form 10-K.

Form 10-Q for the Fiscal Quarter Ended January 31, 2010

Item 1. Financial Statements

3.   Please include your interim statement of operations and statement of cash flows
        for the quarterly period ended January 31, 2009 in your Form 10-Q. We refer you
        to the guidance at Rule 8-03 of Regulation S-X.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 11

4.   Please expand your discussion to explain why your general and administrative
        expenses increased from $8,693 in the six months ended January 31, 2009 to
        $1,314,987 in the six months ended January 31, 2010. We refer you to the
        guidance at Item 303(a)(3) of Regulation S-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        You may contact Suying Li at (202) 551-3335, or Sandy Eisen at (202) 551-3864,
if you have questions regarding comments on the financial statements and related
matters. Please contact me at (202) 551-3461 with any other questions.

                                                Sincerely,

                                                Chris White
                                                Branch Chief